Exhibit 99.1

                               [GRAPHIC OMITTED]
                     Transmeridian Exploration Incorporated


                 TRANSMERIDIAN EXPLORATION ANNOUNCES DEFINITIVE
                          AGREEMENT FOR SALE OF COMPANY

         Houston, Texas (PRIME NEWSWIRE) December 31, 2007 - Transmeridian Exploration Incorporated (AMEX: TMY) today announced that the Company and Trans Meridian International, Inc., a British Virgin Islands company formed by the Company's Chairman and Chief Executive Officer Lorrie T. Olivier ("TMI"), have entered into a definitive merger agreement pursuant to which TMI, through a wholly owned subsidiary, will commence a tender offer to purchase all of the Company's outstanding shares of common stock for a price of $3.00 per share, payable net to the seller in cash. The purpose of the tender offer is to acquire for cash as many outstanding shares as possible of the Company's common stock as a first step in a "going private" transaction resulting in TMI acquiring the entire equity interest in the Company. If the transaction is completed, TMI contemplates that the shares of the Company's common stock would be delisted from trading on the AMEX and deregistered with the Securities and Exchange Commission.

         The $3.00 per share cash consideration represents a 114% premium over the $1.40 closing price of the Company's common stock on December 28, 2007, the last full trading day prior to announcement of the transaction, and implies an enterprise value of the Company of approximately $825 million. The Company's disinterested directors have unanimously approved the merger agreement and tender offer and will recommend that the Company's stockholders tender their shares into the offer and vote for the back-end merger, if required.

         Commencement of the tender offer is conditioned on adequate financing having been made available to TMI and its acquisition subsidiary. The closing of the tender offer is subject to other terms and conditions customary for transactions of this type, including that the Company's stockholders shall have tendered a number of shares into the offer that, when added to the shares of common stock owned by TMI and its affiliates, including Mr. Olivier and his family interests, represents at least a majority of the shares of the Company's common stock, calculated on a fully diluted basis. Upon completion of the tender offer, subject to any requisite stockholder approval, TMI's acquisition company will be merged with and into the Company, and stockholders will receive the same per share cash consideration as was paid to holders in the tender offer.

         The merger agreement permits the Company to solicit competing offers for the acquisition of the Company until the financing condition to TMI's obligation to commence the tender offer is satisfied. If at any time the Company receives a competing offer that the Board determines to be a "superior proposal," the Company may terminate the merger agreement and accept the proposal without being required to pay TMI any termination or "break-up" fee, other than reimbursement of TMI's expenses of up to $3,000,000. The Company also has the right to terminate the merger agreement without liability to TMI at any time after January 31, 2008 if the financing condition remains unsatisfied as of such time, and TMI may terminate the merger agreement at any time after February 29, 2008 if this condition is not satisfied at such time, in either of which cases TMI would incur no liability to the Company.

About Transmeridian Exploration Incorporated

         Transmeridian Exploration Incorporated is an independent energy company established to acquire and develop reserves in the Caspian Sea region of the former Soviet Union. The Company primarily targets fields with proved or probable reserves and significant upside reserve potential. Transmeridian Exploration currently has projects in Kazakhstan and southern Russia and is pursuing additional projects in the Caspian Sea region.

         THIS ANNOUNCEMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR A SOLICITATION OF AN OFFER TO SELL ANY SHARES OF THE COMPANY COMMON STOCK OR OTHER COMPANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF THE COMPANY'S COMMON STOCK WILL BE MADE ONLY PURSUANT TO AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS TO BE DISTRIBUTED TO HOLDERS OF THE COMPANY'S COMMON STOCK. AT THE TIME THE EXPECTED TENDER OFFER IS COMMENCED, TMI'S ACQUISITION COMPANY WILL FILE THESE TENDER OFFER MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION AND THE COMPANY WILL FILE A SOLICITATION/ RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, THE COMPANY'S STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. INFORMATION CONCERNING MR. OLIVIER AND HIS BENEFICIAL OWNERSHIP OF THE COMPANY'S COMMON STOCK AND HIS OTHER POTENTIAL INTERESTS IN THE TRANSACTION DESCRIBED IN THIS PRESS RELEASE MAY BE FOUND IN THE COMPANY'S PROXY STATEMENT FILED WITH THE SEC UNDER SCHEDULE 14A ON APRIL 17, 2007 AND IN MR. OLIVIER'S SCHEDULE 13D AND AMENDMENTS THERETO FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. ALL OF THESE MATERIALS ARE OR WILL BE AVAILABLE FREE OF CHARGE ALSO AT THE SEC'S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, OR FROM TMI.


         For more information please contact the following:

               Earl W. McNiel, CFO
               5847 San Felipe, Suite 4300
               Houston, Texas 77057
               Phone: 713-458-1100
               Fax: 713-781-6593
               E-mail:  tmei@tmei.com
               Website: www.tmei.com
                        ------------

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created therein. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including but not limited to those discussed in Transmeridian Exploration Incorporated's Annual Report on Form 10-K for the year ended December 31, 2006 and other filings with the Securities and Exchange Commission (SEC). Although the Company believes the assumptions underlying the forward-looking statements contained herein are reasonable, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion herein should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.